

February 22, 2012

<u>Via E-mail</u>
Mr. Ted T. Timmermans
Controller
Williams Partners, L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

>   **Re: Williams Partners, L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 001-32599**
>   **Williams Companies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-04174**
>   **Transcontinental Gas Pipe Line Company, LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 001-07584**

Dear Mr. Timmermans:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief